Exhibit 99.2

JD.com, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter))

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Notice of Annual General Meeting

to be held on June 20, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JD.com, Inc. (the “Company”) will be held at Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China on June 20, 2025 at 3:00 p.m. (Hong Kong time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

SHARES RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 27, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.00002 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00002 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”). Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend the AGM and any adjourned meeting thereof.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM may not be allowed to attend the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), free of charge, from the Company’s website at https://ir.jd.com or the SEC’s website at www.sec.gov. You may obtain an electronic copy of the Company’s annual report filed with the HKEX, free of charge, from the Company’s website at https://ir.jd.com or the HKEX’s website at www.hkexnews.hk.

By Order of the Board of Directors,
JD.com, Inc.

/s/ Richard Qiangdong Liu
Richard Qiangdong Liu
Chairman of the Board

Executive Office: Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Beijing, May 28, 2025